UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Harbinger Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41146A106

(CUSIP Number)

David N. Brooks –

Secretary, Vice President and General Counsel

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

With copies to:

David M. Feldman, Esq.

Glenn R. Pollner, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41146A106

(1)	Name of Reporting Persons CF Turul LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Credit Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons FIG LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Hybrid GP Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Operating Entity I LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): PN

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons FIG Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Investment Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Peter L. Briger, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Constantine M. Dakolias
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 31,538,462 (1)(2)(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 31,538,462 (1)(2)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,538,462 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances. See Items 5 and 6 for additional information about these limitations.

(2)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(3)	Reflects the number of underlying Common Shares issuable upon conversion at the time of original issuance of shares of Preferred Stock. The Reporting Person’s beneficial ownership increases as a result of quarterly PIK Dividends beginning July 15, 2011.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on May 23, 2011 (File No. 005-19362) (the “Original Filing” and, as amended from time to time, the “Amended Schedule 13D”) relates to shares of common stock, $0.01 par value per share (“Common Stock”), of Harbinger Group Inc., a Delaware corporation (the “Issuer”) into which shares of Series A Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer are convertible. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Original Filing.

This Amendment is being filed by the Reporting Persons to amend and supplement the Items set forth below.

ITEM 4. PURPOSE OF THE TRANSACTION

The information provided and incorporated by reference in Items 5 and 6 is hereby incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b) On June 29, 2011, the Issuer filed an information statement (the “Information Statement”) with respect to the shareholder approval of CF Turul’s right to convert its shares of Series A Preferred Stock and to exercise voting rights with respect to its Series A Preferred Stock on an as converted basis. Based on the information included in the Information Statement, CF Turul believes the 19.9% Threshold ceased to apply to its conversion and voting rights on July 28, 2011. CF Turul continues to be subject to the 9.9% Threshold and will remain subject thereto until it has obtained approval from certain insurance regulatory authorities.

The disclosures in this Amended Schedule 13D assumes that there are 139,201,939 shares of Common Stock outstanding as of the date hereof, which figure is based on the information included in the Information Statement.

(c) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2, has engaged in any transaction during the past sixty days in any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 5, 2011, the Issuer and the purchasers of its outstanding Series A Preferred Stock agreed to amend the Securities Purchase Agreement, Certificate of Designation, Registration Rights Agreement and Tag-Along Agreement to facilitate the Issuer’s designation of its Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share, and the issuance of 75,000 shares of such Series A-2 Preferred Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	First Amendment to Securities Purchase Agreement, dated August 5, 2011, by and among CF Turul, LLC, Providence TMT Debt Opportunity Fund II, L.P., PECM Strategic Funding L.P., Wilton Re Holdings Limited and Harbinger Group Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Harbinger Group Inc. on August 5, 2011).

Exhibit Number	Description

99.2	Form of Certificate of Amendment of Certificate of Designation of Series A Participating Convertible Preferred Stock of Harbinger Group Inc. (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Harbinger Group Inc. on August 5, 2011).

99.3	Form of Registration Rights Amendment and Joinder, dated August 5, 2011, by and among Harbinger Group Inc. and the Holders party thereto.

99.4	Form of Amended and Restated Tag-Along Agreement, dated August 5, 2011, by and among CF Turul, LLC, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2011

CF TURUL LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

HYBRID GP HOLDINGS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

/s/ Peter L. Briger, Jr.
Peter L. Briger, Jr.

/s/ Constantine M. Dakolias
Constantine M. Dakolias